SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



        Entergy International Investments No. 2 Ltd LLC
               __________________________________
               (Name of foreign utility company)



                      Entergy Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Mayer, Brown & Platt
Entergy Services, Inc.             1675 Broadway
639 Loyola Avenue                  New York, New York 10019-5840
New Orleans, Louisiana 70113

     Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy International Investments No. 2 Ltd LLC ("EII") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy International Investments No. 2
               Ltd LLC
               c/o Entergy Services, Inc.
               639 Loyola Avenue
               New Orleans, Louisiana 70113


     EII, an indirect wholly-owned subsidiary of Entergy, was organized for purposes of holding Entergy's interest in London Electricity plc ("London Electricity"), a "regional electric company" principally engaged in the business of generating, purchasing and selling electricity to approximately 2 million retail customers in a service territory covering the greater metropolitan area of London, England. Entergy owns, indirectly through EII and other FUCO subsidiaries, 100% of the voting securities of London Electricity.

     The principal assets of London Electricity consist of electric distribution facilities. London Electricity also owns less that 1% of the capital shares of National Grid Holdings plc ("National Grid") which, through a subsidiary, owns and manages the national electric transmission system in England and Wales. London Electricity purchases substantially all of its electricity requirements from National Grid which, in turn, purchases electricity from a variety of sources. In addition, London Electricity has the following direct or indirect ownership interests in electric generating facilities: a 13.5% ownership interest in Barking Power Ltd., which owns a 1,000 MW gas-fired power plant located in East London, England; and a 50% ownership interest in Thames Valley Power Ltd., which owns a 14 MW gas-fired turbine located at Heathrow Airport.

     Other than Entergy and its subsidiaries, no person holds a 5% or more voting interest in EII.


Item 2. Domestic Associate Public-Utility Companies of EII and their Relationship to EII.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EII: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EII.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY CORPORATION



                         By:/s/ William J. Regan, Jr.
                            -------------------------
                              William J. Regan, Jr.
                          Vice President and Treasurer



Dated:    November 14, 1997